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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1)*



                       CollaGenex Pharmaceuticals, Inc.
                       --------------------------------
                               (Name of Issuer)

                                 Common Stock
                        ------------------------------
                        (Title of Class of Securities)



                                   19419B100
                                --------------
                                (CUSIP Number)

                               December 31, 2005
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [X] Rule 13d-1(b)

    [ ] Rule 13d-1(c)

    [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act (the "Act") or otherwise subject to the liabilities of that section of the Act but shall to all other provisions of the Act (however, see the Notes).

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CUSIP No. 19419B100
----------------------------------------------------------------------------
 1. Name of Reporting Person
    I.R.S. Identification No. of above persons (entities only).

    Talon Asset Management, LLC (successor to Talon Asset Management,
    Inc.)
----------------------------------------------------------------------------
 2. Check the Appropriate Box if a Member of a Group (See Instructions)

    Not applicable.
----------------------------------------------------------------------------
 3. SEC Use Only

----------------------------------------------------------------------------
 4. Citizenship or Place of Organization

    Delaware limited liability company
----------------------------------------------------------------------------
              5.  Sole Voting Power:

                     None
             ------------------------------------------------------------------
 Number of    6.  Shared Voting Power:
   Shares
Beneficially         1,492,290
  owned by   ------------------------------------------------------------------
    Each      7.  Sole Dispositive Power:
 Reporting
   Person            None
   With:     ------------------------------------------------------------------
              8.  Shared Dispositive Power:

                     1,492,290
-------------------------------------------------------------------------------
 9. Aggregate Amount Beneficially Owned by Each Reporting Person

          1,492,290
-------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

    Not applicable.
-------------------------------------------------------------------------------
11. Percent of Class represented by Amount in Row (9)

          8.6%
-------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)

          IA
-------------------------------------------------------------------------------

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Item 1.
    (a) Name of Issuer:
             CollaGenex Pharmaceuticals, Inc.
    (b) Address of Issuer's Principal Executive Offices
             41 University Drive
             Newtown, PA 18940

Item 2.
    (a) Name of Person Filing
             Talon Asset Management, LLC
             (As a result of a reorganization on January 1, 2006, Talon Asset Management, LLC is the successor to Talon Asset Management, Inc. with respect to its investment advisory business and SEC investment adviser registration.)

    (b) Address of Principal Business Office
             One North Franklin
             Suite 900
             Chicago, IL 60606

    (c) Citizenship
             Delaware limited liability company

    (d) Title of Class of Securities
             Common Stock

    (e) CUSIP Number
             19419B100

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or
(c), check whether the person is filing is a:
    (a)  [_]  Broker or dealer registered under section 15 of the Act
    (b)  [_]  Bank as defined in section 3(a)(6) of the Act
    (c)  [_]  Insurance Company as defined in section 3(a)(19) of the Act
    (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940
    (e)  [X]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
    (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d- 1(b)(1)(ii)(F)
    (g) [_] A parent holding company or control person in accordance with Rue 13d- 1(b)(1)(ii)(G)
    (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
    (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
    (j)       Group, in accordance with 13d-1(b)(1)(ii)(J)

Item 4. Ownership
    (a) Amount beneficially owned
             Talon Asset Management, LLC     1,492,290

    (b) Percent of class
             Talon Asset Management, LLC     8.6% (based on 17,404,797 shares
                                             outstanding as of December 21,
                                             2005, as reported by the Issuer
                                             on its Prospectus Supplement on
                                             Form 424B5 dated December 21, 2005)

    (c) Number of shares as to which

        Talon Asset Management, LLC has:
             (i)  Sole power to vote or to direct the vote: None

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             (ii)  Shared power to vote or to direct the vote: 1,492,290
             (iii) Sole power to dispose or to direct the disposition of: None
             (iv)  Shared power to dispose or to direct the disposition of:
                   1,492,290

Item 5. Ownership of Five Percent or Less of a Class
        Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
        The shares reported herein by Talon Asset Management, LLC ("Talon") are either (a) held on behalf of discretionary clients of Talon Asset Management, LLC or (b) held on behalf of Talon Opportunity Partners, L.P. , as manager of Talon Opportunity Managers, L.L.C., the general partner of Talon Opportunity Partners, L.P. To the knowledge of Talon, no client has the right to receive dividends or direct the proceeds from the sale of interests relating to more than 5% of the class. From time to time, Talon Opportunity Partners, L.P. may make distributions of partnership income to limited partners, none of which has an interest relating to more than 5% of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
        Not applicable.

Item 8. Identification and Classification of Members of the Group
        Not applicable.

Item 9. Notice of Dissolution of the Group
        Not applicable.

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Item 10. Certification
         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          February 14, 2006
          -----------------
                Date

                                                  TALON ASSET MANAGEMENT, LLC

                                                  /s/ Terry Diamond
                                                  -----------------------------
                                                  Signature

                                                  Terry Diamond/Chairman
                                                  -----------------------------
                                                  Name/Title